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SECURI[...] MISSION

04019035

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED APR 21 2004 WASH., D.C.

SEC FILE NUMBER
8-46960

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Offit Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

760 Moore Road
(No. and Street)

King of Prussia (City) PA (State) 19406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig D. Stokarski (302) 791-3053
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1700 Market Street, 25th Floor (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9-6-04

OATH OR AFFIRMATION

I, Craig D. Stokarski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Offit Funds Distributor, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

Gineen Calvarese AKA Gineen Calvarese Brackson
Notary Public

GINEEN CALVARESE
NOTARY PUBLIC
STATE OF DELAWARE
My Commission Expires Aug. 7, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Offit Funds Distributor, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2003

	Per audited Financial Statements	Per FOCUS Filing	Difference
Net Capital:			
Stockholder's equity	$ 106,590	$ 108,003	$ (1,413)
Deduction for nonallowable assets	13,563	12,476	1,087
Net capital before haircuts on securities positions	93,027	95,527	(2,500)
Haircuts on securities	0	0	0
Net capital	$ 93,027	$ 95,527	$ (2,500)
Aggregate Indebtedness:			
Items included in statement of financial condition:			
Accrued expenses	$ 7,500	$ 5,000	$ 2,500
Total aggregate indebtedness	$ 7,500	$ 5,000	$ 2,500
Computation of Basic Net Capital Requirement:			
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25,000)	$ 25,000	$ 25,000	$ 0
Capital in excess of minimum requirement	$ 68,027	$ 70,527	$ (2,500)
Excess net capital @ 1000% (net capital less 10% of aggregate indebtedness)	$ 92,277	$ 95,027	$ (2,750)
Ratio of aggregate indebtedness to net capital	0.08 to 1	0.05 to 1	0.03 to 1

The Company filed their December 31, 2003 quarterly FOCUS report on January 23, 2004, reflecting $70,527 in excess of minimum required net capital and aggregate indebtedness of $5,000. The difference relates to an adjustment required to properly reflect the accrual of audit fees which impacted accrued expenses, income taxes receivable (included in nonallowable assets) and stockholder's equity.